UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

MRV COMMUNICATIONS, INC.

(Name of Subject Company)

MRV COMMUNICATIONS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0017 per share

(Title of Class of Securities)

553477407

(CUSIP Number of Class of Securities)

Mark J. Bonney

President and Chief Executive Officer

MRV Communications, Inc.

20520 Nordhoff Street

Chatsworth, CA 91311

(818) 773-0900

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Steven I. Suzzan

Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, NY 10019-6022

(212) 318-3000

☐          Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) initially filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2017 by MRV Communications, Inc. (“MRV”). The Schedule 14D-9 relates to the cash tender offer by Golden Acquisition Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of ADVA NA Holdings, Inc., a Delaware corporation (“Parent”) and a wholly-owned subsidiary of ADVA Optical Networking SE, a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union and registered in the commercial register of the local court of Jena, Germany, under HRB 508155 (“ADVA SE”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub, Parent and ADVA SE with the SEC on July 17, 2017, pursuant to which Merger Sub is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0017 per share, including any associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price per share of $10.00, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein. Capitalized terms used, but not otherwise defined, in this Amendment No. 4 shall have the meanings given in the Schedule 14D-9. This Amendment No. 4 is being filed to reflect certain updates as reflected below.

ITEM 8.	Additional Information

The “Certain Litigation” section of Item 8 (Additional Information) of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs to the end of such section:

On July 27, 2017, a putative securities class action complaint (the “Trottier Complaint”) for an action captioned Trottier v. MRV Communications, Inc., et al., Case No. 2:17-cv-05581, was filed in the United States District Court for the Central District of California by Mark Trottier, a purported owner of Shares, on behalf of himself and all other public stockholders of MRV, against MRV, the members of the MRV Board, ADVA SE, Parent and Merger Sub in connection with the pending Offer and the Merger. The Trottier Complaint claims that, among other things, MRV, the members of the MRV Board, ADVA SE, Parent and Merger Sub violated Sections 14(e), 14(d)(4) and 20(a) of the Exchange Act and Rule 14a-9 under the Exchange Act (17 C.F.R. § 240.14a-9), as applicable, by allegedly making untrue statements of material fact and allegedly omitting certain material facts relating to the pending Offer, the Merger and the other transactions contemplated by the Merger Agreement on the Schedule 14D-9. The Trottier Complaint seeks various remedies, including, among other things, (i) certification of the action as a class action, (ii) preliminarily and permanently enjoining the Offer and the Merger from being consummated,

(iii) in the event the Offer and the Merger are consummated, rescinding them and setting them aside or awarding rescissory damages, (iv) awarding the plaintiff costs (including reasonable attorneys’ and experts’ fees and expenses) incurred by the plaintiff in connection with the action and (v) granting such further relief as the court deems just and proper.

The foregoing description is only a summary and is qualified in its entirety by reference to the Trottier Complaint, a copy of which is filed as Exhibit (a)(5)(H) to this Schedule 14D-9. For a complete understanding of the Trottier Complaint, you are encouraged to read the full text thereof.

A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger. MRV believes that the claims in the Trottier Complaint have no merit; however, the outcome of this matter is uncertain.

ITEM 9.	Exhibits

Item 9 (Exhibits) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(H)	Complaint captioned Mark Trottier, on behalf of himself and all others similarly situated v. MRV Communications, Inc., et al., Case No. 2:17-cv-05581, filed on July 27, 2017, in the United States District Court for the Central District of California.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MRV COMMUNICATIONS, INC.

By:	/s/ Mark J. Bonney
Name: Mark J. Bonney
Title: Chief Executive Officer
Date: July 31, 2017